

June 26, 2009

Mr. Thomas P. Palmer, Esq.
Tonkon Torp LLP
1600 Pioneer Tower
888 SW Fifth Ave.
Portland, OR 97204

      Re: Key Technology, Inc.
                File No.: 0-21820

Dear Mr. Palmer:

In a letter dated June 19, 2009, you request on behalf of Key Technology, Inc. (the "Company") that the staff waive the requirement under Rule 3-09 of Regulation S-X to file separate audited financial statements of InspX LLC (InspX) for their fiscal year ended September 30, 2006. Your letter states that InspX was an equity method investee that the Company disposed of on December 20, 2006 by selling its 50% ownership interest back to the joint venture for cash and a note receivable. Your letter states that InspX was formed in July 2004 and that historically separate audited financial statements of InspX have not been required pursuant to Rule 3-09 of Regulation S-X. However, your letter states that the applicable significance tests outlined in Rule 1-02(w) of Regulation S-X were met in the fiscal year ended September 30, 2006, principally due to the fact that the Company wrote its remaining investment down to zero due to InspX's continued operating losses, financial condition and cash flows.

Your letter requests a waiver from the requirement to provide financial statements of InspX for their fiscal year ended September 30, 2006 for various reasons, including the fact that the Company sold its entire remaining ownership interest in InspX subsequent to the Company's September 30, 2006 balance sheet date, but in advance of when audited financial statements of InspX would have been required to be filed. Your letter also notes the significant passage of time since the Company owned the joint venture, the fact that audited financial statements of InspX have not already been prepared for fiscal 2006 or subsequent periods, and the fact that a significant amount of disclosure had already been provided about InspX's operations in the Company's 2006 Form 10-K.

Based on the unique facts and circumstances described in your letter, we will not object to the omission of the separate audited financial statements of InspX for their fiscal year ended September 30, 2006 from the Company's 2006 Form 10-K or future Forms 10-K. If you have any questions regarding this letter, please call me at (202) 551-3512.

Sincerely,

Stephanie L. Hunsaker
Associate Chief Accountant